UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. _j*



(Name of Issuer).
Z.D.Ventures Corporation


(Title of Class of Securities) Common Shares
(CUSIP Number)98877B109




(Date of Event which Requires Filing of this Statement)
 February 27, 2015
Check the appropriate box to designate the rule pursuant* to Which this Schedule is filed:

Rule l 3d-l(b)
Rule 13d-l(c) X
Rulel3d-l(d)

*The remainder of this cover page shall be filled out * for a reporting person's initial filing on this form*
 with respect to the subject class of securities, and for* any subsequent amendment containing information which* would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover * page shall not be deemed to be "fi led" for the purpose * of Section 18 of the Securities Exchange Act of 1934 ("Act")*
 or otherwise subject to the liabilities of that sectio* n of the Act but shall be subject to all other provisions*
 of the Act (however, see the Notes).

SCHEDULE 13G



CUSIPNo.98877B109



number of sole voting power 1720000
number of shared voting power 500000
number of sole dispositive power 1720000
number of shared dispositive power 500000






Item 1.

(a) 	Name of Issuer: Z.D. Ventures Corporation

(b) 	Address of Issuer's Principal Executive Offices:
          47 Avenue Rd. Suite 200 Toronto, Ontario Canada
                                   M5R 2G3

Item 2.


Name of Person Filing: Tony Vespa
Address of Principal Business  office or, if None,
Residence: P.O.Box 320040 Hamilton, Ontario Canada
                                L8W 3L3

Citizenship: Canadian
Title and  Class of Securities:	Common Stock




CUSIP: 98877B109

Item 3. 	If this statement is filed pursuant to*
240.13d-l(b) or 240.13d-2(b) or (c), check whether the * person filing is a:





Broker or dealer registered under Section 15 of * the Act; Bank as defined in Section 3(a)(6) of the Act;
Insurance company as defined in Section 3(a)(J9) ofthe Act;

Investment company registered under Section 8 of the*
 Investment Company Act of 1940; An investment adv iser in * accordance with Rule 13d-l (b)(1)(ii)(E);
An employee benefit plan or endowment f und in accordance*
 with Rule 13d
l (b)(1)(ii)(F);

A parent holding company or control person in accordance* with Rule 1 3d- l (b)(l )(ii)(G);

A savings associations as defined in Section 3(b) ofthe*
 Federal Deposit Insurance Act
(12 u.s.c. 181 3);

A church plan that is exc luded from the definition of*
 an investment company under section 3(c)(14) of the Investment *
Company Act of 1940;

A non-U.S. institution in accordance with*
 Rule 240.13d-1(b)(l)(ii)(J);

Group, in accordance with Rule 240.13d-l (b)(l)(ii)(K)*
.. If filing as a non-U.S. institution
in accordance with Rule 240.13d-1 (b)(l)(ii)(J), * please specify the type of institution:



Item  4. Ownership







(a) (b) (c)





Amount Beneficially Owned: 2220000
Percent of Class: 8.58%
Number of shares as to which such  person  has:

(i)Sole power  to vote or to direct the vote: 6.65%

(ii)Shared power to vote or to direct the vote:1.93%

(iii)Sole power  to dispose or to direct the disposition of:6.65%

(iv) 	Shared power  to dispose  or to direct the disposition of:1.93%

Item  5. 	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact*
 that as of the date hereof the reporting person has*
 ceased to be the beneficial owner of more than fi ve*
 percent of the class of securities, check the following [ 	).

Item  6. 	Ownership of more  than  Five Percent*
 on Behalf of Another Person.

Item  7. 	Identification and  classification*
 of the subsidiary which acquired the security being reported* on by the parent holding company or control person.

Item 8. 	 Identification and  classification*
 of members of the group. Item 9. 	Notice of Dissolution of Group.
Item 10. 	Certifications.



SIGNATURE

After reasonable inquiry and to the best of my knowledge* and belief, I certify that the information set forth* in this statement is true, complete and correct.
Dated: February 27,2015

Signature

Name/Title  Tony Vespa

The original  statemen   shall be signed  by each*
  person on whose  behalf the statement  is filed or*
 his authorized representative.   If the statement  is*
 signed on behalf of a person  by his authorized*
  representative (other than an executive officer or * general partner of this filing person), evidence*
  of the representative's authority to sign on behalf * of such person shall be filed with the statement*
, provided, however, that a power of attorney for this * purpose which is already on file with the Commission*
  may be incorporated by reference. The name and any title* of each person who signs the statement shall be typed* or printed beneath his signature.

Attention:   Intentional misstatements or  *
omissions of fact constitute Federal criminal violations (See 18 u.s.c. 1001).